

May 18, 2012

Via E-Mail
Christopher J. Spencer
Chairman and CEO
Wizzard Software Corporation
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

> **Re: Wizzard Software Corporation**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed May 11, 2012**
> **File No. 001-33935**

Dear Mr. Spencer:

We have reviewed your amended filing and correspondence and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated May 8, 2012.

Summary Term Sheet, page 1

1.   It appears that the summary term sheet should be significantly expanded to include a materially complete summary of the most material terms of the proposed transaction. Note that each bulleted item should cross-reference a more detailed discussion in the Information Statement. Refer to Item 1001 of Regulation M-A, applicable to you via Item 14 of Schedule 14A. Material terms of the transaction not referenced in the summary term sheet include, without limitation:

- a description of the business being acquired, including its VIE structure, PRC operations and related risks;
- the contingent spin-off of Interim Healthcare;
- the anticipated change in control if the proposal is approved; and
- the dilutive effect of the transaction on current stockholders with a cross-reference to a more detailed discussion elsewhere.

In this regard, it appears that you should revise the introductory statement on page 1 to indicate that the summary includes the material terms of the proposed transaction.

Proposal No. 3 – Approval of the Share Exchange Agreement…, page 19

2.   Please expand the section describing the background to the transaction to include information on how you were introduced to the three Chinese companies to which you

refer and how and why you selected the FAB companies from among them. In addition, the background section should describe the material elements of the negotiations including how you arrived at the final terms of the transaction. Material other offers and counter offers should be discussed in this respect. In this regard, it appears that you should provide more detailed disclosure regarding how the terms of the deal were structured between May 24, 2011 when negotiations began and August 9th, 2011 when the parties entered into the binding Memorandum of Understanding. Please also include an appropriate subheading for this section describing the negotiations.

3.   We note that you have filed as exhibits the VIE agreements. Please include a materially complete discussion of the material terms of the VIE agreement in an appropriate location of the business description of the FAB companies.

Government Regulations, page 23

4.   Please revise this section to include a materially complete discussion of the regulatory environment in which FAB operates.

Competitive Strengths, page 26

5.   Please provide support for the following statements:
   - "FAB is the largest distributor in China's digital entertainment products retail market in terms of sales revenue and operation scope."
   - "[FAB has] two of the largest flagship stores in China…."
   - "…[FAB] flagship stores have been chosen to be the number one choice in China to have celebrity/fan signing events."

Proposal No. 5 - Election of Two Additional Directors per the Terms of the Share Exchange Agreement Subject to Approval of Proposal No. 3 of this Proxy Statement, page 64

6.   It does not appear that you have provided information responsive to Item 8 of Schedule 14A with respect to the two additional directors. Please revise or advise.

Please contact the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Branden T. Burningham
        Burningham & Burningham